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                                                                       Exhibit 4
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                                                                       EXHIBIT 4

                       [LETTERHEAD OF TJ INTERNATIONAL]


                                        November 30, 1999

To our Stockholders:

   We are pleased to report that on November 23, 1999, TJ International, Inc. entered into an Agreement and Plan of Merger with Weyerhaeuser Company and one of its subsidiaries, WTJ, Inc., that provides for the acquisition of all of the outstanding shares of capital stock of TJ at a price of $42.00 per share in cash. Under the terms of the proposed acquisition, Weyerhaeuser and WTJ, Inc. have today commenced a tender offer for all of the outstanding shares of TJ Common Stock and TJ ESOP Convertible Preferred Stock at a price of $42.00 per share. Following the completion of the tender offer, WTJ, Inc. will be merged with and into TJ, and all shares not purchased in the tender offer (other than those owned by Weyerhaeuser, WTJ, Inc. or TJ, or by holders who have perfected appraisal rights) will be converted into the right to receive $42.00 per share in cash in the merger.

   Your Board of Directors has unanimously (i) approved the Merger Agreement, Weyerhaeuser's tender offer and the proposed merger, (ii) determined that the transactions contemplated by the Merger Agreement, including Weyerhaeuser's tender offer and the merger, are fair to and in the best interests of TJ and its stockholders and (iii) recommended that the stockholders of TJ accept Weyerhaeuser's tender offer and tender their shares to WTJ pursuant to the tender offer.

   In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. Among other things, these factors include the opinion of Goldman, Sachs & Co., financial advisor to TJ, that, as of November 23, 1999, the $42.00 per share in cash proposed to be paid in Weyerhaeuser's tender offer and the merger to the holders of TJ Common Stock was fair from a financial point of view to such holders.

   Accompanying this letter is a copy of TJ's Solicitation/Recommendation Statement on Schedule 14D-9, which describes in more detail the reasons for your Board's conclusions and includes in Annex B the entire text of the opinion of Goldman, Sachs & Co. provided to the TJ Board of Directors regarding Weyerhaeuser's tender offer and the proposed merger, including assumptions made, matters considered and limitations in connection with such opinion. Also enclosed is Weyerhaeuser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. Weyerhaeuser's documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully and to consider carefully all information presented.

   The Board of Directors, Management and Associates of TJ thank you for the support you have given TJ over these many years.

                       On behalf of the Board of Directors,

/s/ Harold E. Thomas                                         /s/ Thomas H. Denig
   Harold E. Thomas                                    Thomas H. Denig
   Co-founder and                                      President and
   Chairman of the Board                               Chief Executive Officer